UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No    ☒

PETROBRAS ANNOUNCES THE PRICING OF GLOBAL NOTES AND

INCREASE OF WATERFALL TENDER CAP

RIO DE JANEIRO, BRAZIL – March 12, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of (i) additional notes of its 5.750% Global Notes due 2029 (CUSIP No. 71647N AZ2/ ISIN No. US71647NAZ24) (the “2029 Notes”) and (ii) new notes denominated in U.S. Dollars (the “New Notes” and, together with the 2029 Notes, the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. The additional 2029 Notes will be consolidated, form a single series, and be fully fungible with, PGF’s outstanding U.S.$1,900,000,000 aggregate principal amount of 5.750% Global Notes due 2029 issued on February 1, 2018. Closing is expected to occur on March 19, 2019.

The terms of the additional 2029 Notes are as follows:

•	Issue: 5.750% Global Notes due 2029

•	Reopening Principal Amount: U.S.$750,000,000 (total amount outstanding for the series: U.S.$2,650,000,000)

•	Coupon: 5.750%

•	Interest Payment Dates: February 1 and August 1 of each year, commencing on August 1, 2019

•	Reopening price: 98.515% of principal amount, plus accrued interest from February 1, 2019

•	Yield to Investors: 5.950%

•	Maturity: February 1, 2029

The terms of the New Notes are as follows:

•	Issue: 6.900% Global Notes due 2049

•	Amount: U.S.$2,250,000,000

•	Coupon: 6.900%

•	Interest Payment Dates: March 19 and September 19 of each year, commencing on September 19, 2019

•	Issue price: 100.000%

•	Yield to Investors: 6.900%

•	Maturity: March 19, 2049

PGF intends to use the net proceeds from the sale of the Notes to repurchase its 4.375% Global Notes due May 2023, 5.299% Global Notes due January 2025, 5.375% Global Notes due January 2021, 6.125% Global Notes due January 2022, 6.250% Global Notes due March 2024, 3.750% Global Notes due January 2021, 8.375% Global Notes due May 2021, 4.250% Global Notes due October 2023, 4.750% Global Notes due January 2025 and 5.875% Global Notes due March 2022, that PGF accepts for purchase in the tender offers announced concurrently with the offering of the Notes, and to use any remaining net proceeds for general corporate purposes.

In connection with the waterfall tender offers announced by PGF concurrently with the offering of the Notes (the “Waterfall Tender Offers”), PGF announces that it has increased the waterfall tender cap from an aggregate purchase price of U.S.$3.2 billion to an aggregate purchase price of U.S.$4.5 billion, in each case less the aggregate purchase price that holders of 4.375% Global Notes due 2023 are entitled to receive for notes validly tendered and accepted for purchase. Except as described in this press release, all other terms of the Waterfall Tender Offers as described in the offer to purchase dated March 12, 2019 (the “Offer to Purchase”) and in the accompanying notice of guaranteed delivery and related letter of transmittal, remain unchanged.

PGF has engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as lead dealer managers with respect to the Waterfall Tender Offers, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-dealer managers with respect to the Waterfall Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Waterfall Tender Offers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Waterfall Tender Offers are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Waterfall Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Waterfall Tender Offers to be made by a licensed broker or dealer, the respective Waterfall Tender Offers will be deemed to be made on PGF’s behalf by the lead dealer managers and co-managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Waterfall Tender Offers may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll free ) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-0238 and Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1(212) 940-1442. Requests for additional copies of the Offer to Purchase and related tender offer documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer to Purchase and related tender offer documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

Neither the Offer to Purchase nor any documents related to the Waterfall Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Waterfall Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Waterfall Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Waterfall Tender Offers are only available to, and the Waterfall Tender Offers will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Waterfall Tender Offers or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso

Name:	Larry Carris Cardoso
Title:	Loans and Financing Administration General Manager

Date: March 12, 2019